

August 30, 2012

<u>Via U.S. Mail</u>
Jason Ryu
Chief Executive Officer
Zevotek, Inc.
19 Sylvan Avenue, Second Floor
Englewood Cliffs, New Jersey 07632

> **Re: Zevotek, Inc.**
> **Form 8-K**
> **Filed August 27, 2012**
> **File No. 333-137210**

Dear Mr. Ryu:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Item 4.01 Changes in Registrant's Certifying Accountant

Dismissal of Former Certifying Accountants

1. Please revise your disclosure in the second paragraph to state whether RBSM LLP's report on the financial statements for either of the past two years contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope or accounting principles. Refer to paragraph (a)(1)(ii) of Item 304 of Regulation S-K. Similarly revise your report on Form 8-K filed August 27, 2012 disclosing only the dismissal of RBSM LLP.

Item 9.01 Financial Statements and Exhibits

2. We note that you intend to file Exhibit 16 by amendment. Please note that you should file an updated letter from RBSM LLP in the amendment filed in response to our comment. Refer

to Items 304(a)(3) and 601(b)(16) of Regulation S-K. We also note that Form 8-K filed August 27, 2012 disclosing only the dismissal of RBSM LLP did not include Exhibit 16. Please also provide the letter from RBSM LLP required by Item 304(a)(3) of Regulation S-K in an amendment to that filing.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Yolanda Guobadia at (202) 551-3562 if you have questions. In her absence you may contact me at (202) 551-3344.

Sincerely,

/s/ Andrew D. Mew

For   William H. Thompson
Accounting Branch Chief